                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 1)

                           HealthCare Properties, L.P.
           --------------------------------------------------------
                              (Name of the Issuer)

                    Capital Realty Group Senior Housing, Inc.
                           Retirement Associates, Inc.
                               Robert L. Lankford
                        Capital Senior Living Corporation
                                 Jeffrey L. Beck
                                 James A. Stroud
                                Lawrence A. Cohen
                     Capital Senior Living Properties, Inc.
                        Capital Senior Living Merger, LLC
                           HealthCare Properties, L.P.
           --------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (title of Class of Securities)
                                       N/A
           --------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                     Capital Realty Group Senior Housing, Inc.
                       3516 Merrel Road, Dallas, Texas 75229
           --------------------------------------------------------
           (Names, Address and Telephone Number of Person authorized
                            to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an Information Statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

       Check the following box if the soliciting materials or Information Statement referred to in checking box (a) are preliminary copies. [x]

                            Calculation of Filing Fee
----------------------------------------------------------------------------------
      Transaction       $13,127,131           Amount of Filing Fee       $2,625.43
      Valuation(1)
----------------------------------------------------------------------------------


      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [x]


Amount previously paid:     $2,625.43     Filing party:  HealthCare Properties L.P.


Form or registration no.:   Schedule 14C  Date filed:    September 2, 1998


         Instruction. Eight copies of this statement, including all exhibits, should be filed with the Commission.



1 Set forth the amount on which the filing fee is calculated and state how it was determined.

         This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the "Statement") is being jointly filed by HealthCare Properties, L.P., a Delaware limited partnership (the "Partnership"), Capital Senior Living Properties, Inc. (the "Company"), Capital Senior Living Merger, LLC (the "Merger Sub"), Capital Realty Group Senior Housing, Inc. (the "General Partner"), Retirement Associates, Inc. ("Associates"), Robert L. Lankford, Capital Senior Living Corporation ("CSLC"), Jeffrey L. Beck, James A. Stroud, and Lawrence A Cohen in connection with the planned adoption of the Agreement and Plan of Merger (the "Merger Agreement") between the Partnership, Company, and Merger Sub pursuant to which the Merger Sub will merge with and into the Partnership (the "Merger"). The Partnership will be the surviving entity with the Partnership's Unit Holders, other than the Company, receiving cash for their Units. The Merger is more fully described in the Partnership's Information Statement, dated September 2, 1998 (the "Information Statement").

         The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Statement. The information in the Information Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Information Statement. The Information Statement will be completed and, if appropriate, amended, prior to the time it is first sent or given to Unit Holders of the Partnership. This Statement will be amended to reflect such completion or amendment of the Information Statement.

                              CROSS-REFERENCE SHEET

SCHEDULE 13E-3 ITEMS             LOCATION IN INFORMATION STATEMENT
--------------------             --------------------------------------

Item 1(a)                           Cover Page; "The Partnership."

Item 1(b)                           Cover Page; "The Partnership"; "Special
                                    Factors--Summary of the Material Terms of the Merger"; "Voting Securities and
                                    Principal Holders Thereof."

Item 1(c)                           *

Item 1(d)                           *

Item 1(e)                           Not Applicable.

Item 1(f)                           "The Partnership."


Item 2(a) - (d)                     Cover Page; "The Partnership"; "General
                                    Partner"; "Capital Senior Living Properties,
                                    Inc."; "Capital Senior Living Merger, LLC";
                                    "Changes in Control."

Item 2(e) and (f)                   *

Item 2(g)                           *

Item 3(a) - (b)                     "Special Factors--Summary of the Material
                                    Terms of the Merger"; "--Background of the
                                    Merger; "--Certain Related Party
                                    Transactions."

Item 4(a) and (b)                   Cover Page; "The Partnership"; "Information
                                    Statement"; "Special Factors--Summary of the
                                    Material Terms of the Merger."

Item 5(a) - (g)                     "Special Factors--Summary of the Material
                                    Terms of the Merger"; "--Plans for the
                                    Partnership After the Merger."

Item 6(a)                           Cover Page; "Special Factors--Summary of the
                                    Material Terms of the Merger"; "--Source of
                                    Funds."

Item 6(b)                           Cover Page; "Special Factors--Expenses";
                                    "Special Factors--Appraisal of the
                                    Partnership Assets."

Item 6(c) - (d)                     Not Applicable.

Item 7(a)-(c)                       Cover Page; "The Partnership"; "Information
                                    Statement"; "Special Factors--Background of the Merger"; "--Summary of the Material
                                    Terms of the Merger."

Item 7(d) "Federal Income Tax Consequences"; "Effect of the Sale on Unit Holders' Rights";
                                    "Special Factors--Purposes and Reasons of
                                    General Partner in Agreeing to the Merger";
                                    "--Purposes and Reasons of Associates and Mr. Lankford in Agreeing to the Merger";
                                    "--Purposes and Reasons of Company, Merger
                                    Sub, and CSLC in Agreeing to the Merger";
                                    "--Purposes and Reasons of Messrs. Beck,
                                    Stroud, and Cohen in Agreeing to the
                                    Merger."


Item 8(a) - (f)                     "Special Factors--Summary of the Material
                                    Terms of the Merger"; "--Appraisal of the
                                    Partnership Assets"; "--Position of the
                                    General Partner as to the Fairness of the
                                    Merger"; "--Position of Associates and Mr.
                                    Lankford as to the Fairness of the Merger";
                                    "--Position of the Company, Merger Sub, and
                                    CSLC as to the Fairness of the Merger";
                                    "--Position of Messrs. Beck, Stroud, and
                                    Cohen as to the Fairness of the Merger."

Item 9                              "Special Factors--Appraisal of the
                                    Partnership Assets"; "Reports."

Item 10(a)                          Cover Page; "The Partnership"; "The General
                                    Partner"; "Capital Senior Living Properties,
                                    Inc."; "Voting Securities and Principal
                                    Holders Thereof."

Item 10(b)                          Not Applicable.

Item 11                             "Special Factors."

Item 12(a) - (b)                    Not Applicable.

Item 13(a)                          "Appraisal Rights."

Item 13(b)                          Not Applicable.

Item 13(c)                          Not Applicable.

Item 14(a)                          "Financial Information."

Item 14(b)                          Not Applicable.

Item 15(a)                          *

Item 15(b)                          Not Applicable.

Item 16                             The Information Statement.

Item 17                             *


*        The Item is located in this Schedule 13E-3 only.

ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) The information appearing on the Cover Page and under the caption "The Partnership" in the Information Statement is incorporated herein by reference.

(b) The Partnership's Units of Limited Partnership Interest (the "Units"). The information appearing on the Cover Page and under the captions "The Partnership," "Special Factors--Summary of the Material Terms of the Merger," and "Voting Securities and Principal Holders Thereof" in the Information Statement is incorporated herein by reference.

(c)               There is no established trading market for the Units.

(d) The Partnership has made cash distributions, over the past two years, totaling approximately $0.6 per Unit to the Unit Holders. In light of potential lease issues and tightening Medicare and Medicaid reimbursements, the General Partner believes that the revenues generated by the Partnership's assets will be insufficient to allow regular cash distributions in the future.

(e)               Not Applicable.

(f) The information appearing under the caption "The Partnership" in the Information Statement is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

(a) - (d)         This Statement is being filed jointly by the
                  Partnership, who is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, the Company, the Merger Sub, the General Partner, Associates,
                  CSLC, Robert L. Lankford, Jeffrey L. Beck, James A. Stroud, and Lawrence A. Cohen. The information appearing on the Cover
                  Page and under the captions "The Partnership," "The General
                  Partner," "Capital Senior Living Properties, Inc.," and
                  "Capital Senior Living Merger, LLC," and "Changes in Control" in the Information Statement is incorporated herein by reference.

                  The directors of Capital Senior Living Corporation ("CSLC"), an affiliate of the Company and the Partnership, are James A. Moore who is currently President of Moore Diversified Services, Inc., James A. Stroud who is Chief Operating Officer of CSLC, Jeffrey L. Beck who is Chief Executive Officer of CSLC, Lawrence A. Cohen who is Vice Chairman and Chief Financial Officer of CSLC, Dr. Gordon Goldstein who is an attending anesthesiologist at Presbyterian Hospital in Dallas,
                  J. Frank Miller, IV who is President and Chief Executive Officer of JPI, and Dr. Victor W. Nee who is a professor at Notre Dame University. The officers of CSLC are Jeffrey L. Beck who is the Chief Executive Officer, James A. Stroud who is the Chief Operating Officer, Lawrence A. Cohen who is the Chief Financial Officer, Keith N. Johannessen who is the President and David R. Brickman who is Vice President and General Counsel.

                  Robert L. Lankford is the sole Director and President of Retirement Associates, Inc. ("Associates"), and the Director and President of the General Partner. Mr. Lankford is an independent contractor with Kamco Property Commercial Real Estate Brokerage. From 1988 to 1997, Mr. Lankford was an independent contractor with Capital Realty Brokerage, Inc. Wayne R. Miller is the Vice President of the General Partner. Mr. Miller is an attorney in private practice.

                  The Directors of the Company are David R. Brickman who is currently Vice President and General Counsel of CSLC, and Keith N. Johannessen who is currently President of CSLC. The officers of the Company are Keith N. Johannessen who is President, David R. Brickman who is Vice President and Secretary, Robert L. Goodpaster who is Vice President, David
                  W. Beathard who is Vice President, and Robert F. Hollister who is Controller.

                  The sole member of the Merger Sub is the Company.

(e) - (f)         During the last five years, neither the Partnership nor to the best of its knowledge, the General Partner, or any of the General Partner's officers, directors or control persons or Associates or any of Associates officers, directors or control persons, and neither the Company nor to the best of its knowledge the Merger Sub, CSLC or any of CSLC's officers, directors or control persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws except James A. Stroud who in 1994 pled guilty, in the State
                  District Court of Dallas, Texas, to felony charges of driving while intoxicated, and was sentenced to, among other obligations, five years probation and aftercare obligations, and as a result, a probated sentence in 1992 of convictions of driving while intoxicated charges was extended. In 1993, Mr.
                  Stroud pled guilty, in the State District Court of Dallas, Texas, to a misdemeanor possession of marijuana and paid a minor fine.

(g)               Messers. Beck, Stroud, Cohen, and Lankford are U.S. citizens.

ITEM 3.           PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) - (b)         The information set forth under the captions "Special
                  Factors--Summary of the Material Term of Merger,"
                  "--Background of the Merger," and "--Certain Related Party
                  Transactions" in the Information Statement is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

(a) - (b)         The information set forth on the Cover Page and under
                  the captions "The Partnership," "Information Statement," and
                  "Special Factors" in the Information Statement is incorporated herein by reference.

ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(a) - (g)         The information set forth under the captions "Special
                  Factors--Summary of the Material Terms of the Merger,"
                  "--Background of the Merger," and "--Certain Related Party
                  Transactions" in the Information Statement is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth on the Cover Page and under the captions "Special Factors--Summary of the Material Terms of the Merger," and "--Source of Funds" in the Information Statement is incorporated herein by reference.

 (b) The information set forth on the Cover Page and under the captions "Special Factors--Expenses," and "--Appraisal of the Partnership Assets" in the Information Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) - (c)         The information set forth on the Cover Page and under
                  the captions "The Partnership," "Information Statement,"
                  "Special Factors--Background of the Merger," and "--Summary of the Material Terms of the Merger" in the Information Statement is incorporated herein by reference.

(d) The information set forth under the captions "Effect of The Sale On Unit Holders' Rights," "Federal Income Tax Consequences," "Special Factors--Purposes and Reasons of the General Partner in Agreeing to the Merger," "--Purposes and Reasons of Associates and Mr. Lankford in Agreeing to the Merger," "--Purposes and Reasons of Company, Merger Sub and CSLC in Agreeing to the Merger," and "--Purposes and Reasons of Messrs. Beck, Stroud, and Cohen in Agreeing to the Merger" in the Information Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

(a) - (f)         The information set forth under the captions "Special
                  Factors--Summary of the Material Terms of the Merger,"
                  "--Certain Related Party Transactions," "--Appraisal of the
                  Partnership Assets, "--Position of the General Partner as to the Fairness of the Merger," "--Position of Associates and Mr.
                  Lankford as to the Fairness of the Merger," "--Position of the Company, Merger Sub, and CSLC as to the Fairness of the Merger," and "--Position of Messrs. Beck, Stroud, and Cohen as to the Fairness of the Merger" in the Information Statement is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) - (c)         The information set forth under the captions "Special
                  Factors--Appraisal of the Partnership Assets" and "Reports" in the Information Statement is incorporated herein by reference.
                  Copies of the Appraisals shall be available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested Unit
                  Holder of the Partnership or his representative who has been so designated in writing.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.

(a) The information set forth on the Cover Page and in the captions "The Partnership," "General Partner," "Capital Senior Living Properties, Inc.," and "Voting Securities and Principal Holders Thereof" in the Information Statement is incorporated herein by reference.

(b)               Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                  The information set forth under the captions "Special Factors" and "Change of Control" in the Information Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) - (b)         Not applicable.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION.

(a) The information set forth under the caption "Appraisal Rights" in the Information Statement is incorporated herein by reference.

(b) - (c)         Not Applicable.

ITEM 14.          FINANCIAL INFORMATION.

(a) The information set forth under the caption "Financial Information" in the Information Statement is incorporated herein by reference.

(b)               Not Applicable.

ITEM 15.          PERSONS AND ASSETS EMPLOYED OR UTILIZED.

(a) The officers and employees of the Partnership will perform tasks which would be expected to arise in connection with the transaction.

(b)               Not Applicable.

ITEM 16.          ADDITIONAL INFORMATION.

                  Additional information concerning the Merger is set forth in the preliminary copies of the Information Statement which is attached hereto as Exhibit (d).

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.

(a)               Not Applicable.

(b)(1) Appraisals of the Cane Creek Rehabilitation Center delivered by HealthCare Property Appraiser of America, Inc. on April 10, 1997.

(b)(2) Appraisal of the Hearthstone of Round Rock delivered by HealthCare Property Appraiser of America, Inc. on April 10, 1997.

(b)(3) Appraisal of the McCurdy Residential Center delivered by HealthCare Property Appraiser of America, Inc. on April 10, 1997.

(b)(4) Appraisal of the Crenshaw Creek Rehabilitation Center delivered by HealthCare Property Appraiser of America, Inc. on April 10, 1997.

(b)(5) Appraisal of the Cedarbrook Rebound Facility delivered by HealthCare Property Appraiser of America, Inc. on April 10, 1997.

(b)(6) Appraisal of the Sandybrook Center delivered by HealthCare Property Appraiser of America, Inc. on April 10, 1997.

(b)(7) Appraisal of the Cambridge Nursing Home delivered by HealthCare Property Appraiser of America, Inc. on April 10,1997.

(b)(8) Appraisal of the Trinity Hills Manor delivered by HealthCare Property Appraiser of America Inc. on April 10, 1997.

(b)(9) Restricted Update of Cedarbrook Rebound Facility Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997.

(b)(10) Restricted Update of Cambridge Nursing Home Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997.

(b)(11) Restricted Update of McCurdy Residential Center Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997.

(b)(12) Restricted Update of Trinity Hills Manor Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997.

(b)(13) Restricted Update of Crenshaw Creek Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997.

(b)(14) Restricted Update of Hearthstone of Round Rock Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997.

(b)(15) Restricted Update of Cane Creek Rehabilitation Center Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997

(b)(16) Restricted Update of Sandybrook Center Appraisal delivered by HealthCare Property Appraiser of America, Inc. on December 20, 1997.

(c) Form of Agreement and Plan of Merger, among Healthcare Properties, L.P., Capital Senior Living Properties, Inc., and Capital Senior Living Merger, LLC.

(d) Preliminary copies of the Information Statement of Healthcare Properties, L.P. filed with the SEC on the date hereof and incorporated herein by reference.

(e)               Not Applicable.

(f)               Not Applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 2, 1998

                              HEALTHCARE PROPERTIES, L.P.


                              By:  /s/ Capital Realty Group Senior Housing, Inc.
                                   ---------------------------------------------
                                    Name:    Capital Realty Senior Housing, Inc.
                                    Title:   General Partner


                              By:  /s/ Robert Lankford
                                   ---------------------------------------------
                                    Name:     Robert L. Lankford
                                    Title:    President



                              CAPITAL SENIOR LIVING PROPERTIES, INC.


                              By:  /s/ David C. Brickman
                                   ---------------------------------------------
                                    Name:     David C. Brickman
                                    Title:    Vice President



                              CAPITAL SENIOR LIVING MERGER, LLC

                              By:  Capital Senior Living Properties, Inc.
                                   ---------------------------------------------
                                    Name: Capital Senior living Properties, Inc.
                                    Title:  Sole Member


                              By:  /s/ David C. Brickman
                                   ---------------------------------------------
                                    Name:     David C. Brickman
                                    Title:    Vice President



                              CAPITAL SENIOR LIVING CORPORATION

                              By:  /s/ David C. Brickman
                                   ---------------------------------------------
                                    Name:     David C. Brickman
                                    Title:    Vice President


                              By:  /s/ Jeffrey L. Beck
                                   ---------------------------------------------
                                    Name:     Jeffrey L. Beck

                              By:  /s/ James A. Stroud
                                   ---------------------------------------------
                                    Name:     James A. Stroud


                              By:  /s/ Lawrence A. Cohen
                                   ---------------------------------------------
                                    Name:     Lawrence A. Cohen



                              CAPITAL REALTY GROUP SENIOR HOUSING, INC.


                              By:  /s/ Robert L. Lankford
                                   ---------------------------------------------
                                    Name:     Robert L. Lankford
                                    Title:    President



                              RETIREMENT ASSOCIATES, INC.


                              By:  /s/ Robert L. Lankford
                                   ---------------------------------------------
                                   Name:      Robert L. Lankford
                                   Title:     President


                              By:  /s/ Robert L. Lankford
                                   ---------------------------------------------
                                    Name:     Robert L. Lankford